UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 2019

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant’s name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On June 28, 2019, Akari Therapeutics, Plc (the “Company”) entered into a definitive agreement (the “Purchase Agreement”) with certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 2,368,392 American Depositary Shares (the “ADSs”) in a registered direct offering at $1.90 per ADS for aggregate gross proceeds of approximately $4.5 million. The offering is expected to close on or about July 3, 2019, subject to the satisfaction of customary closing conditions.

In addition, under the Purchase Agreement, the investors will receive unregistered warrants to purchase an aggregate of 1,184,213 ADSs. The warrants will be immediately exercisable and will expire five years from issuance at an exercise price of $3.00 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Subject to certain conditions, the Company has the option to “call” the exercise of the warrants from time to time after any 10-consecutive trading day period during which the daily volume weighted average price of the ADSs exceeds $4.50.

Under the Purchase Agreement, the Company agreed to file, as soon as reasonably practicable (and in any case by August 1, 2019), a registration statement with the Securities and Exchange Commission (the “SEC”), registering the resale of the ordinary shares or the ADSs issuable upon exercise of the warrants and to use commercially reasonable efforts to cause such registration statement to be declared following the closing date and to keep such registration statement effective at all times until the earlier of: (a) the ordinary shares issuable upon exercise of the warrants are sold under such registration statement or pursuant to Rule 144 or other exemption under the Securities Act of 1933, as amended (the “Securities Act”), (b) the ordinary shares issuable upon exercise of the warrants may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 under the Securities Act, and (c) the five (5) year anniversary of the date of the issuance of the warrants,

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Company also entered into a letter agreement (the “Placement Agent Agreement”) with Paulson Investment Company, LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 7.5% of the aggregate purchase price for the ADSs sold in the offering, expense reimbursement of up to $50,000 and a non-accountable expense allowance of $10,000. The Placement Agent will also receive compensation warrants on substantially the same terms as the investors in the offering in an amount equal to 7.5% of the aggregate number of ADSs sold in the offering, at an exercise price of $2.85 per ADS and a term expiring on June 28, 2024.

The ADSs to be issued in the registered direct offering will be issued pursuant to a prospectus supplement dated as of June 28, 2019 which will be filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333- 220052) (the “Registration Statement”), which became effective on February 23, 2018, and the base prospectus dated as of February 23, 2018 contained in such Registration Statement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The warrants and the ADSs underlying the warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyer as defined in Rule 144(A)(a), and have acquired the warrants and the ADSs underlying the warrants as principal for their own account and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The warrants and the ADSs underlying the warrants have not been registered under the Securities Act or applicable state securities laws. Accordingly, the warrants and underlying ADSs may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing summaries of the terms of the Purchase Agreement and warrants are subject to, and qualified in their entirety by such documents attached hereto as Exhibits 10.1 and 10.2 respectively, and are incorporated herein by reference. The Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the Purchase Agreement, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.

A copy of the opinion of McDermott Will & Emery UK LLP relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs is attached as Exhibit 5.1 hereto.

The Company previously announced the offering in a press release issued on June 28, 2019, which was included as an exhibit to a Report on Form 6-K filed with the SEC on the same day.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements related to the offering, the expected gross proceeds and the expected closing of the offering. This Report states that the offering is expected to close on or about July 3, 2019. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreement in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected; risks associated with the departure of our former Chief Executive Officers and other executive officers; risks associated with the SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

The information contained in this Report is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

5.1	Opinion of McDermott Will & Emery UK LLP

10.1	Form of Securities Purchase Agreement dated as of June 28, 2019 between Akari Therapeutics, Plc and the investors listed therein

10.2	Form of Warrant to be issued by Akari Therapeutics, Plc

23.1	Consent of McDermott Will & Emery UK LLP (contained in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Clive Richardson
Name:	Clive Richardson
Interim Chief Executive Officer and Chief Operating Officer

Date: July 2, 2019

3